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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                  DeSoto Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)
                                   250595105
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                                 (CUSIP Number)

Lance Lessman                   Andrew Levander
LL Capital Partners, L.P.       Shereff, Friedman, Hoffman & Goodman, LLP
375 Park Avenue                 919 Third Avenue
New York, NY 10152              New York, NY 10022
(212) 935-7500                  (212) 758-9500

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 1, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                SCHEDULE 13D

CUSIP NO. 250595105                                     PAGE 2  OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Lance Lessman
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                                 WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
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      NUMBER OF          7. SOLE VOTING POWER                          276,700
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     276,700
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                         0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 276,700
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.9%
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14.   TYPE OF REPORTING PERSON*                                          IN
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 250595105                                     PAGE 3 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        LL Capital Partners, L.P.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                                 WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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      NUMBER OF          7. SOLE VOTING POWER                          276,700
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     276,700
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                         0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 276,700
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.9%
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14.   TYPE OF REPORTING PERSON*                                          PN
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                          SCHEDULE 13D AMENDMENT NO. 3

          This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of October 6, 1995 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of November 3, 1995 and Amendment No. 2 to the
Schedule 13D relating to the event date of November 16, 1995 filed by LL Capital Partners, L.P. and Lance Lessman (the "Reporting Persons") and relates to the common stock (the "Common Stock") of DeSoto Inc. (the "Company"). The address of the principal executive offices of the Company is 16750 South Vincennes, South Holland, IL 60473. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) LL is the beneficial owner of 276,700 shares (5.9%) of the Common Stock.

          Lance Lessman, as the General Partner of LL, may be deemed to be the beneficial owner of the 276,700 shares of Common Stock beneficially owned by LL as described above.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 4,679,207 outstanding shares of Common Stock on October 31, 1995, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 1995.

          (b)  LL has the sole power (i) to vote or to direct the voting of and
(ii) to dispose and to direct the disposition of the 276,700 shares of Common Stock beneficially owned by it. LL's power to vote and dispose of its shares rests with Lance Lessman in his capacity as LL's General Partner.

          (c) Each of the transactions by the Reporting Persons in the Common Stock that were effected since the filing of Amendment No. 2 to the Schedule 13D are listed below. Each of such transactions were open market sales unless otherwise noted.

                Date            Shares                  Price
                ----            ------                  -----
        November 20, 1995       5,000                   $4.00
        November 20, 1995       5,000*                   4.00





                Date            Shares                  Price
                ----            ------                  -----
        November 22, 1995        2,700                   4.00
        November 24, 1995        2,000                   4.00
        November 27, 1995        7,500                   3.875
        November 28, 1995       14,300                   3.875
        November 28, 1995        5,300                   4.00
        November 29, 1995       10,400                   4.00
        November 30, 1995        1,000                   4.00
        December 1, 1995         5,000                   3.75
        December 4, 1995         2,500                   3.75

        _____________
        * Open market purchase.

          (d)  Not applicable.

          (e)  Not applicable.






                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 1995

                                   LL CAPITAL PARTNERS, L.P.

                                   By: Lance Lessman, as General Partner


                                   /s/ Lance Lessman
                                   -------------------------------------
                                   Lance Lessman


                                   /s/ Lance Lessman
                                   -------------------------------------
                                   LANCE LESSMAN